MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 15, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Government Obligations Fund (the “Fund”)

Administrative Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Minore:

The Registrant is filing this correspondence to respond to your comments provided via telephone on September 11, 2017 regarding its Post-Effective Amendment No. 205 under the Securities Act of 1933 and Amendment No. 207 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant, with respect to the Fund, filed on July 25, 2017.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: With respect to the section “Risk/Return Summary: Fees and Expenses,” please file the exhibits that allow for payment of the fees included in Footnotes #2 and #3. The exhibits should be filed with the 485(b) filing associated with this 485(a) filing.

Response: With respect to Footnote #2, the Registrant will file the applicable contracts as exhibits to its Rule 485(b) filing to be submitted on or about September 26, 2017. With respect to Footnote #3, the Registrant respectfully notes that it has complied with the provisions of Instruction 3(e) to Item 3 of Form N-1A to describe and commit to a fee limit arrangement that will be in place for no less than one year from the effective date of the Fund’s registration statement. The provisions of Instruction 3(e) to Item 3 of Form N-1A do not require a written agreement.

Comment 3: With respect to the section “Risk/Return Summary: Fees and Expenses,” please confirm that the Fund does not have the ability to recoup fees waived or reimbursed. If the Fund does have the ability, please expand the disclosure to describe the terms under which they can be recovered.

Response: The Registrant confirms that the Fund does not have a recoupment program in which the investment adviser (or an affiliate) of the Fund has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

Comment 4: With respect to the Risk/Return Bar Chart, please update the disclosure as noted below:

-	Update the bar chart to provide information through the calendar period ending 12/31/16;
-	Update the footnote to the bar chart to provide the total return for the six month period ending 6/30/17;
-	Update the footnote to the bar chart to provide year-to-date total returns through the calendar period ending 12/31/16;
-	Update the Average Annual Total Return Table to reflect calculations for the calendar period ending 12/31/16; and
-	Update the 7 day period yield as of 12/31/16.

Response: The Registrant will update the required disclosure in its Rule 485(b) filing to be submitted on or about September 26, 2017.

Comment 5: On the Signature Page, please confirm that Lori Hensler has signed the Registration Statement in the capacities of Principal Financial Officer and Principal Accounting Officer pursuant to the requirements of Section 6(a) of the Securities Act of 1933.

Response: Ms. Hensler’s updated title as both the Principal Financial Officer and Principal Accounting Officer of the Registrant will be reflected on the signature page of its Rule 485(b) filing to be submitted on or about September 26, 2017.

If you have any questions on the enclosed material, please contact me at (724) 720-8829.

Very truly yours,

/s/ Maureen Ferguson

Maureen Ferguson